Exhibit 99.1

No. 51/08

IAMGOLD Completes Sale of the Sleeping Giant Mine and Confirms
Equity Position in Cadiscor Resources Inc.

Toronto, Ontario, December 15, 2008 – IAMGOLD Corporation (“IAMGOLD”) completed the previously disclosed sale of the Sleeping Giant Mine, related milling facilities, and the Flordin property claims to Cadiscor Resources Inc. (“Cadiscor”) as of October 31, 2008.   As a result of the sale to Cadiscor (TSXV: CAO), IAMGOLD holds:

(i)	5,185,715 common shares of Cadiscor, representing approximately 12.0% of Cadiscor’s issued and outstanding common shares,

(ii)	1,000,000 common share purchase warrants exerciseable at $0.47 per common share, expiring December 31, 2010; and

(iii)	A $3.5 million debenture, convertible into common shares of Cadiscor in the first, second and third years at prices per share of $0.47, $0.51 and $0.56, respectively.

If IAMGOLD were to exercise all warrants and fully convert the debenture, IAMGOLD would control an aggregate of 13,632,524 common shares of Cadiscor, representing approximately 26.3% of the resulting outstanding common shares (on a partially diluted basis).

The securities were acquired for investment purposes only.

The Sleeping Giant Mine commenced production in 1993 and produced over 960,000 ounces of gold and 1.3 million ounces of silver from 2.63 million tonnes grading 11.44 g/t Au.

Gold production from Sleeping Giant in 2008 up until the sale in Q3 reached 63,000 ounces at an average cash operating cost of $320 per ounce, higher production and lower costs than anticipated.  IAMGOLD acknowledges the exemplary operating achievements of the Sleeping Giant team and thank them for their dedication and commitment.   The team was recently honoured with the top regional prize in innovation in health and safety by the CSST (Commission de la santé et de la sécurité du travail du Quebec) for the development of a system to reduce dust pollution.  We are also pleased to report that the Sleeping Giant Mine achieved two years without a lost time accident.

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 8 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec where it has a pipeline of development and exploration projects. It continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation

Elaine Ellingham
Senior VP, Investor Relations & Communications
Tel: 416 360 4743 Toll-free: 1-888-IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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